Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 4 DATED JANUARY 6, 2023

TO THE PROSPECTUS DATED NOVEMBER 22, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated November 22, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to “we,” “us,” or “our” refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to describe our acquisition of the Rickenbacker Property.

Acquisition of the Rickenbacker Property

On January 5, 2023, we acquired a fee simple interest in a newly constructed, approximately 165,000 square foot cold storage facility located adjacent to the Rickenbacker Airport in Columbus, Ohio (the “Rickenbacker Property”). The Rickenbacker Property was acquired from an unaffiliated third party for approximately $49.5 million, exclusive of closing costs. We funded the acquisition of the Rickenbacker Property with cash on hand. Construction of the Rickenbacker Property was completed in December 2022. The Rickenbacker Property is 100% leased to SK Food Group, a custom food manufacturer with facilities across North America. The initial annual rent is approximately $3 million, with 3.25% annual rent escalations. The lease is guaranteed by SK Food Group’s parent company, Premium Brands Holdings Corporation (TSX: PBH), and expires in February 2038, with two five-year renewal options.